UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number: 001-14460
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Agrium Advanced Technologies 401(k) Savings Plan
3005 Rocky Mountain Avenue
Loveland, CO 80538
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Agrium Inc.
13131 Lake Fraser Drive Southeast
Calgary, Alberta
Canada T2J 7E8

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2010 and 2009
(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm
Agrium Pension Committee
Agrium Advanced Technologies 401(k) Savings Plan
We have audited the accompanying statements of net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium Advanced Technologies 401(k) Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Eide Bailly LLP
Greenwood Village, Colorado
June 20, 2011

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31
(U.S. dollars)

	2010	2009

Assets
Investments at fair value (note 5):
Mutual funds	7,928,918	5,062,105
Collective trust	1,803,650	1,093,000
Common trust funds	3,876,831	—
Common stock	1,546,075	790,033

Total investments	15,155,474	6,945,138

Receivables:
Participant contributions	46,931	21,293
Employer contributions	62,434	12,664
Notes receivable from participants	467,791	279,809

Total receivables	577,156	313,766

Total assets	15,732,630	7,258,904

Net assets reflecting all investments at fair value	15,732,630	7,258,904
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	—	(32,998)

Net assets available for plan benefits	15,732,630	7,225,906

See accompanying notes to the financial statements.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31
(U.S. dollars)

2010
Additions
Net realized and unrealized appreciation in fair value of investments	1,687,449
Interest and dividends	161,621
Interest income on notes receivable from participants	23,399

1,872,469

Transfers:
Affiliated plan transfers, net	5,280,599

7,153,068

Contributions:
Participants	980,309
Employer	865,827
Rollover	162,852

2,008,988

Total additions	9,162,056

Deductions
Distributions paid to participants	654,855
Administrative expenses	477

Total deductions	655,332

Net increase	8,506,724

Net assets available for plan benefits:
Beginning of year	7,225,906

End of year	15,732,630

See accompanying notes to the financial statements.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
1.	PLAN DESCRIPTION
The following description of the Agrium Advanced Technologies 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium Advanced Technologies (U.S.) Inc. (the Company), is a subsidiary of Agrium Inc. (Agrium).
The Plan is a defined contribution plan established for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The trustee of the Plan at December 31, 2009 and through October 31, 2010 was SEI Private Trust Company. Effective November 1, 2010, the trustee was changed to T. Rowe Price Trust Company.
a)	Contributions

Eligible participants under the Plan are automatically enrolled with a two percent contribution unless the participant chooses not to join the Plan. Participants can elect to contribute up to 100% of their annual compensation. The Company contributes a fixed two percent of eligible compensation to all eligible employees, regardless of participation. In addition, the Company contributes a matching contribution in the amount of 100% of the first four percent of the employee’s voluntary contributions. Individual participant contributions are subject to annual Internal Revenue Code limitations: greater than 50 years of age is $22,000; less than 50 years of age is $16,500 for 2010. Total contributions cannot exceed limits as defined by the Internal Revenue Code.

b)	Participant Eligibility and Plan Entry

Employees of the Company are eligible to participate in the Plan if they are regular, full-time employees, and are not leased employees or employees represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Company. Employees who are not otherwise ineligible employees, and who are scheduled to work at least 1,000 hours each calendar year, are also eligible to participate. Such employees are enrolled into the Plan as of the first day of the calendar quarter that coincides with or follows a 12 consecutive month period in which they are credited with at least 1,000 hours of service. The first 12 month period begins on the employee’s date of hire. The second and all succeeding 12 month periods are the calendar year.

c)	Vesting

Participants are immediately vested in their contributions, including earnings thereon. Employer contributions, including earnings thereon, become vested according to the following schedule:

Years of Service	Vesting Percentage
Less than one	0%
One year	100%
Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and may be used to reduce company contributions or pay Plan administrative expenses. For 2010, forfeitures applied to Company contributions totaled $50,519.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1/2. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed as cash or in common shares of Agrium Inc. at the election of the participant.

Participants may withdraw a minimum of $1,000, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document.

e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of one percent of the total participant’s contribution in any of the following investment options:

Agrium Inc. Common Stock — Funds are invested in common stock of Agrium Inc.

SEI Stable Asset Fund — The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GIC’s) issued by major life insurance companies and money centre banks. The fund seeks to provide current income with the preservation of capital.

T. Rowe Price U.S. Treasury Money Market Trust — The fund seeks to provide maximum safety of capital, liquidity, and, consistent with these goals, the highest current income by investing in money market securities backed by the full faith and credit of the U.S. government.

Vanguard Short Term Bond Index Fund — The fund seeks to track the performance of a market-weighted bond index with a short-term dollar-weighted average maturity. The fund employs an indexing approach designed to track the performance of the Barclays Capital U.S. 1-5 Year Government/Credit Bond Index. This index includes all medium and larger issues of U.S. government, investment-grade corporate, and investment-grade international dollar-denominated bonds that have maturities between 1 and 4 years and are publicly issued.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
Vanguard Total Bond Market Index Fund — The Vanguard Total Bond Market Index Fund seeks to track the performance of a broad, market-weighted bond index. The fund employs an indexing investment approach designed to track the performance of the Barclays Capital U.S. Aggregate Bond Index. The fund invests by sampling the index, meaning that it holds a broadly diversified collection of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics. At least 80% of the fund’s assets will be invested in bonds held in the index.

PIMCO Total Return Fund — The fund seeks maximum total return, consistent with preservation of capital and prudent investment management. The fund seeks to achieve its investment objective by investing, under normal circumstances, at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. The fund invests primarily in investment-grade debt securities, but may invest up to 10% of its total assets in high yield securities. The fund may invest up to 30% of its total assets in securities denominated in foreign currencies and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers.

PIMCO Real Return Fund — The fund seeks maximum real return, consistent with preservation of real capital and prudent investment management. The fund normally invests at least 80% of net assets in inflation-indexed bonds of varying maturities. It invests primarily in investment-grade securities, but may invest up to 10% of total assets in high yield securities (“junk bonds”). The fund may invest all of its assets in derivative instruments. It is non-diversified.

Vanguard Institutional Index Fund — The fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs an indexing approach designed to track the performance of the Standard & Poor’s 500 Index. The fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index.

American Funds Fundamental Investors Fund — The fund seeks to provide long-term growth of capital income. The fund invests primarily in common stocks or securities converted into common stocks of large, established companies that offer growth potential at reasonable prices. It may invest significantly in securities of issuers domiciled outside of the U.S. and not included in the S&P 500 Index.

Vanguard Extended Market Index Fund, Institutional — The fund seeks to track the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of stocks of small and medium U.S. companies. The S&P Completion Index contains all of the U.S. common stocks regularly traded on the New York and American Stock Exchanges except those stocks that are included in the S&P500. The fund invests all, or substantially all, of its assets in stocks of its target index, with nearly 80% of the index’s total market.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
Columbia Acorn Fund — The fund seeks long-term capital appreciation. Under normal circumstances, the fund invests a majority of its net assets in small- and mid-size companies with market capitalizations under $5 billion at the time of investment. However, if the fund’s investments in such companies represent less than a majority of its net assets, the fund may continue to hold and to make additional investments in an existing company in its portfolio even if that company’s capitalization has grown to exceed $5 billion.

Vanguard Total World Stock Fund — The fund seeks to track the performance of a benchmark index that measures the investment return of stocks of companies located in developed and emerging markets around the world. The fund employs a passive management or indexing investment approach designed to track the performance for the FTSE® All-World Index, a free-float-adjusted market-capitalization-weighted index designed to measure the market performance of large- and mid-cap stocks of companies located around the world. The index includes approximately 2,800 stocks of companies located in 47 countries, including both developed and emerging markets. The fund typically holds approximately 2,000 stocks in its target index (covering nearly 99% of the index’s total market cap) and a representative sample of remaining stocks.

American Funds New Perspective Fund — The fund’s primary investment objective is to provide you with long-term growth of capital. Future income is a secondary objective. The fund invests primarily in common stocks of companies located around the world to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships. The prices of securities held by the fund may decline in response to certain events, including those directly involving the companies whose securities are owned by the fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations.

Vanguard FTSE All World ex-U.S. Index Fund, Institutional — The fund seeks to track the performance of a benchmark index that measures the investment return of stocks of companies located in developed and emerging markets outside of the United States. The fund employs a passive management or indexing investment approach designed to track the performance of the FTSE All-World ex-U.S. Index, a free-float-adjusted, market-capitalization-weighted index designed to measure equity market performance of international markets.

Harbor International Fund — The fund seeks long-term total return, principally from growth of capital. The fund invests primarily (no less than 65% of its total assets) in common and preferred stocks of foreign companies, including those located in emerging market countries. Companies in the fund’s portfolio generally have market capitalizations in excess of $1 billion at the time of purchase. In general, the fund stays fully invested in stocks and does not try to time the market. The subadvisor uses an analysis of economic and market data, as well as its knowledge of each country’s culture to determine country and industry allocations. Before selecting a country for investment, the subadvisor analyzes the stability of a country’s currency and its political, social, and economic culture.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
T. Rowe Price Retirement Trusts — The trusts seek the highest total return over time consistent with an emphasis on both capital growth and income. This objective is pursued by investing in four underlying commingled T. Rowe Price trusts, each one emphasizing a different market sector: U.S. stocks, non-U.S. stocks, bonds, and short-term income. The trusts’ allocation between stock and bond investments will change over time. The trusts’ investment in four broad-based asset classes means that it will be exposed to the risks of different areas of the market.

See note 5 for the details of investments that exceeded five percent of net assets available for plan benefits as of December 31, 2010 and 2009.

f)	Administrative Expenses

The Company paid an insignificant amount of administrative expenses on behalf of the Plan for the year ended December 31, 2010. The remaining Plan expenses, including fees, incurred in 2010 were paid directly from Plan assets.

g)	Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years unless they are for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2010 bear interest at rates ranging from 4.25 percent to 9.25 percent.

h)	Participant Accounts

Each participant account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings and losses, and (c) an allocation of administrative expenses.

Allocations are based on participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.
2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Distributions

Distributions are recorded when paid.

(d)	Valuation of Investments

As of December 31, 2010 and 2009, the Plan’s investments, with the exception of the SEI Stable Asset Fund as described below, are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

Prior to November 1, 2010, investments in Agrium Inc. Common Stock (“common stock”) were operated on a unitized basis. With the change in trustee (see note 1), the investment is now operated on a share accounting basis. All common stock was transferred in kind and the cash portion of the unitized stock fund was used to purchase additional common stock.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 — Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 — Observable inputs based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

Level 3 — Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in Note 5.

The following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009 other than for common stock as described below.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trust: Valued at the NAV per unit based on contract value, as calculated by the Plan’s external advisor.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
Common trust funds: Valued at the trust NAV per unit, adjusted for trustee fees accrued daily (as applicable).

Common stock: For the year ending December 31, 2010, valued at the closing price reported on the active market on which the individual securities are traded. For the year ending December 31, 2009, valued at the computed unit value of account (equals the value of company stock held in the account (at market closing price on relevant exchange) plus the value of money market fund shares held in the account (at daily NAV) divided by the number of units in the account).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments would result in a different fair value measurement at the reporting date.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investments in the SEI Stable Asset Fund (collective trust) are stated at contract value, which is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The accompanying Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment to the fully benefit-responsive investment contracts from fair value to contract value. This adjustment is nil at December 31, 2010 as fair value approximated contract value. The accompanying Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. For the year ended December 31, 2010, the average yield earned was 1.63 percent and the crediting interest rate to the fund was 0.89 percent. For the year ended December 31, 2009 the average yield utilized was 3.69 percent and the crediting interest rate to the fund was 1.40 percent.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
(e)	New Accounting Pronouncements

Fair Value Measurement and Disclosures — amendments require an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe reasons for transfers. Also, in its information on Level 3 measurements, an entity should present separately information about purchases, sales, issuances, and settlements on a gross basis. The guidance also clarifies existing disclosures such that a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities and provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements (required for Level 2 and Level 3). These amendments were effective for the Company’s fiscal year beginning January 1, 2010, other than the revised Level 3 disclosure requirements that are effective for the 2011 Plan year. The Plan did not transfer financial instruments in or out of Level 1 or 2 during the year and accordingly this guidance had minimal impact.

Reporting Loans to Participants by Defined Contribution Pension Plans — requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. This amendment is effective for the Plan’s year ending December 31, 2010. Participant loans have been reclassified to notes receivable from participants as of December 31, 2010 and 2009.
3.	TAX STATUS
The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, stating that the form of the Plan is qualified under section 401 of the Internal Revenue Code (“the IRC”), and therefore, the related trust is tax exempt. The Plan administrator believes the Plan document continues to qualify in form. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
4.	PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
5.	INVESTMENTS

	2010	2009

Investment securities representing five percent or more of net assets available for plan benefits:
Vanguard Institutional Index Fund	2,974,603	—
Vanguard Extended Market Index Fund, Institutional	2,026,029	—
SEI Stable Asset Fund	1,803,650	1,093,000
Agrium Inc. Common Stock	1,546,075	790,033
Vanguard Total Bond Market Index Fund	1,295,059	—
Vanguard FTSE All World ex-U.S. Index Fund, Institutional	1,261,301	—
T. Rowe Price Retirement 2020 Trust	808,273	—
T. Rowe Price Retirement 2025 Trust	766,911	—
SEI International Portfolio Fund	—	677,151
SEI Mid Cap Fund	—	588,320
SEI Large Cap Value Fund	—	581,810
SEI Aggressive Strategy Fund	—	570,887
SEI Market Growth Strategy Fund	—	526,019
SEI Small Cap Value Fund	—	363,087
Fair value of plan investments by hierarchy level

	As of December 31, 2010
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	236,064	—	236,064
Index funds	7,585,670	—	7,585,670
Other funds	107,184	—	107,184

Total mutual funds	7,928,918	—	7,928,918

Collective trust	—	1,803,650	1,803,650

Common trust funds:
Diversified portfolio	—	3,832,642	3,832,642
U.S. treasury securities	—	44,189	44,189

Total common trust funds	—	3,876,831	3,876,831

Common stock	1,546,075	—	1,546,075

	9,474,993	5,680,481	15,155,474

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
Fair value of plan investments by hierarchy level

	As of December 31, 2009
	Level 1	Level 2	Total Fair Value
Mutual funds:
Balanced funds	562,798	—	562,798
Fixed income	936,104	—	936,104
Growth funds	2,361,229	—	2,361,229
Index funds	257,077	—	257,077
Value funds	944,897	—	944,897

Total mutual funds	5,062,105	—	5,062,105
Collective trust	—	1,093,000	1,093,000
Common stock	790,033	—	790,033

	5,852,138	1,093,000	6,945,138

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2010
Mutual Funds	1,067,571
Agrium Inc. Common Stock	400,148
SEI Stable Asset Fund	41,249
Common trust funds	178,481

1,687,449

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.
6.	RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investments in general are exposed to various risks such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.
7.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain of the Plan’s investments are shares of funds offered by the Trustee, as well as common stock of the Company. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held for investment purposes.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2010
(U.S. dollars)
8.	DELINQUENT PARTICIPANT CONTRIBUTIONS
As reported on the Form 5500, Schedule H, Part IV, Line 4(a) — Schedule of Delinquent Participant Contributions, certain participant contributions were not remitted to the trust within the time frame specified by Department of Labor Regulation 29 CFR 2510.3-102, thus constituting non-exempt transactions between the Plan and the Company during 2010. The Company incurred expense of $84 for the remittance of lost earnings on delinquent contributions to the Plan.
9.	SUBSEQUENT EVENT
The Plan’s management has evaluated subsequent events through June 20, 2011, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2010.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Schedule H, Line 4i – Schedule of Delinquent Participant Contributions
For the Year ended December 31, 2010
Employer Identification Number: 20-4910688
Plan Number: 001
(U.S. dollars)

Total Fully
	Total that Constitute Non exempt Prohibited Transactions			Corrected Under
	Contributions Not	Contributions Corrected	Contributions Pending	VFCP and PTE
Participant Contributions Transferred Late to Plan	Corrected	Outside VFCP	Correction in VFCP	2002-51
	—	—	—	11,121
On October 12, 2010, the Company reimbursed the Plan for additional lost interest of $84.
See accompanying report of independent registered public accounting firm.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2010
Employer Identification Number: 20-4910688
Plan Number: 001
(U.S. dollars)

(a)	(b) Identity of Party	(c) Description of Asset	(d) Current Value

	Vanguard Institutional Index Fund	Mutual Fund	2,974,603
	Vanguard Extended Market Index Fund, Institutional	Mutual Fund	2,026,029
	SEI Stable Asset Fund	Collective Trust Fund	1,803,650
	Agrium Inc. Common Stock	Common Stock	1,546,075
	Vanguard Total Bond Market Index Fund	Mutual Fund	1,295,059
	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	Mutual Fund	1,261,301
*	T. Rowe Price Retirement 2020 Trust	Common Trust	808,273
*	T. Rowe Price Retirement 2025 Trust	Common Trust	766,911
*	T. Rowe Price Retirement 2030 Trust	Common Trust	615,932
*	T. Rowe Price Retirement 2040 Trust	Common Trust	600,658
*	T. Rowe Price Retirement 2035 Trust	Common Trust	502,459
*	T. Rowe Price Retirement 2015 Trust	Common Trust	283,131
*	T. Rowe Price Retirement 2045 Trust	Common Trust	108,271
	Columbia Acorn Fund	Mutual Fund	82,496
	PIMCO Real Return Fund	Mutual Fund	80,239
	American Funds Fundamental Investors Fund	Mutual Fund	76,335
*	T. Rowe Price Retirement 2050 Trust	Common Trust	64,548
*	T. Rowe Price Retirement 2010 Trust	Common Trust	63,209
	American Funds New Perspective Fund	Mutual Fund	62,654
	US Treasury Money Market Trust	Common Trust	44,189
	PIMCO Total Return Fund	Mutual Fund	26,945
	Vanguard Total World Stock Fund	Mutual Fund	25,721
	Harbor International Fund	Mutual Fund	14,579
*	T. Rowe Price Retirement 2005 Trust	Common Trust	9,590
*	T. Rowe Price Retirement Income Trust	Common Trust	5,884
*	T. Rowe Price Retirement 2055 Trust	Common Trust	3,776
	Vanguard Short Term Bond Index Fund	Mutual Fund	2,957

	Total investments, at fair value		15,155,474

*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25% to 9.25%, secured by the related participant's vested account balance.	467,790

*	Identified party-in-interest.
Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil.

AGRIUM ADVANCED TECHNOLOGIES
401(k) SAVINGS PLAN
Schedule H, Line 4j – Schedule of Reportable Transactions
For the Year Ended December 31, 2010
Employer Identification Number: 20-4910688
Plan Number: 001
(U.S. dollars)

		Purchase transactions		Sales transactions
			(c)			(g) Cost	(h)	(i) Net
(a) Identity of party			Purchase		(d) Selling	of asset	Transaction	gain
involved	(b) Asset description	Number	price	Number	price	sold	date value	(loss)
Single Transactions
SEI	SEI Core Fixed Income Fund			1	1,317,271	1,190,749	1,317,271	126,522
SEI	SEI Large Cap Growth Fund			1	841,725	965,729	841,725	(124,004)
SEI	SEI S&P 500 Index Fund			1	624,180	608,587	624,180	15,593
SEI	SEI Institutional Managed Large Cap Fund			1	1,422,282	1,385,375	1,422,282	36,907
SEI	SEI Institutional Managed Small Cap Value			1	768,224	740,120	768,224	28,104
SEI	SEI Institutional Mid Cap Growth Fund			1	856,983	875,757	856,983	(18,774)
SEI	SEI International Core Equity			1	1,202,151	1,356,738	1,202,151	(154,587)
SEI	SEI Market Growth Strategy			1	1,361,191	1,318,732	1,361,191	42,459
SEI	SEI Aggressive Strategy			1	1,896,750	1,788,093	1,896,750	108,657
Vanguard	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	1	1,202,151
Vanguard	Vanguard Institutional Index Fund	1	2,888,187
Agrium	Agrium Inc. Common Stock	1	983,846
Vanguard	Vanguard Total Bond Market Index Fund	1	1,317,271
Vanguard	Vanguard Extended Market Index Fund, Institutional	1	1,889,081

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium Advanced Technologies U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 20, 2011	AGRIUM ADVANCED TECHNOLOGIES 401(K) SAVINGS PLAN

	By:	AGRIUM ADVANCED TECHNOLOGIES U.S. INC.

/s/ Andrew M. Mittag Andrew M. Mittag
President

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm to Incorporation by reference in Form S-8